September 3, 2010

VIA EDGAR TRANSMISSION

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	WellCare Health Plans, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2009 (“2009 Form 10-K”)

File No. 001-32209

Dear Mr. Rosenberg:

Thank you for your reply letter dated August 26, 2010, setting forth further comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the 2009 Form 10-K of WellCare Health Plans, Inc. (the “Company,” “we” or “our”).  We are pleased to respond to the Staff’s comments and in our responses below we have restated in bold the comments contained in the Staff’s letter with our corresponding responses.

We acknowledge that we are responsible for the adequacy and accuracy of the disclosure in our filings.  We also acknowledge that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings and that we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2009

Critical Accounting Estimates
8.  Fair Value Measurements

1.
Please refer to your response to comment four. Please revise your proposed disclosures to clarify that in assessing your ability to hold these securities until recovery of the market value you assess whether it is more likely than not that you would be required to sell the security prior to its recovery. Disclose the results of your assessment.

In future filings, beginning with the Form 10-Q for the Quarterly Period ended September 30, 2010, we will further enhance the description of the analysis of our ability to hold these investments until they are called, mature, or market stability is restored as follows (added language in bold and underlined):

Based on our analysis of anticipated cash flows, we have determined that it is more likely than not that we will be able to hold these securities until maturity or market stability is restored. Additionally, there are government guarantees or municipal bond insurance in place and we have the present intent to hold these securities until maturity or market stability is restored.

Notes to the consolidated financial statements
12. Income Taxes, page F-25

2.
We acknowledge your response to our previous comment six. Please address the following comments and reference for us the authoritative literature you rely upon to support your accounting and disclosure:

•	[A] Please explain to us how your liability for unrecognized tax benefits created deferred tax assets included in your table of deferred tax assets and liabilities;

•
[B] To the extent you rely upon ASC 740-10-25-17 for the creation of these deferred tax assets, please explain to us why you characterize them as associated with unrecognized tax benefits instead of characterizing them based on the underlying temporary differences created by the tax positions generating your unrecognized tax benefits;

•	[C] Please explain to us why you include these deferred tax assets in your table of deferred tax assets and liabilities but you do not reflect them in deferred taxes on the balance sheet;

•
[D] Please explain why your deferred tax assets associated with unrecognized tax benefits at December 31, 2009 and 2008 are each $1.093 million less than the obligation recorded for unrecognized tax benefits;

•
[E] It appears that the $1.093 million amount discussed in the previous bullet is the $1.1 million of your unrecognized tax benefit obligation recorded in taxes payable. If so, please explain why this amount has not changed from 2008 to 2009 when taxes payable should relate to tax returns filed or to be filed related to past periods; and

•
[F] Please clarify whether the tax position(s) taken that generate the deferred tax assets associated with the unrecognized tax benefit were taken in previously filed tax returns or are expected to be taken in future tax returns. If your tax positions relate primarily to future tax years, please explain when you anticipate taking these positions.

[A] It was not our intent to imply that unrecognized tax benefits created a deferred tax asset. We should have stated that the $10.9 million and $25.6 million at December 31, 2009 and 2008, respectively, are the deferred tax assets for temporary differences created by tax positions generating our unrecognized tax benefits under ASC 740-10-25.17.

[B] As stated in [A] above, our response to your Comment #6 should have stated that the $10.9 million and $25.6 million at December 31, 2009 and 2008, respectively, are the deferred tax assets for temporary differences created by tax positions generating our unrecognized tax benefits under ASC 740-10-25.17. In future filings, beginning with the Form 10-Q for the Quarterly Period ended September 30, 2010, we will also re-characterize the unrecognized tax benefits in the deferred taxes footnote table as ‘Other accrued expenses’ to base them on the underlying temporary differences created by the tax position generating the unrecognized tax benefits.

[C] We classified the deferred tax assets for temporary differences created by tax positions generating unrecognized tax benefits separately from other deferred taxes to differentiate between our calculated tax balances and those determined as contingencies. These balances are not material relative to total assets; however, to make it easier for readers to understand our complete tax position, we will reclassify these deferred tax assets from ‘Other assets’ to non-current ‘Deferred tax asset’ on the balance sheet in future filings, beginning with the Form 10-Q for the Quarterly Period ended September 30, 2010.

[D] The $1.093 million relates to an accrued liability for a disputed state tax position for state income tax returns filed for tax years 2004 through 2006 that are under audit and does not relate to uncertainties for temporary differences.  As such, there is no temporary difference to create a deferred tax asset. We included the following statement in footnote 12, on page F-26 of our 2009 Form 10-K, which was intended to highlight this fact:

“As of December 31, 2009 and 2008, the total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $1,093.”

[E] As described in [D] above, the $1.1 million amount is an accrued liability recorded for a disputed state tax position for state income tax returns filed for tax years 2004 through 2006 that are under audit. We initially received and appealed an assessment resulting from the audit in 2008 and expected to reach a settlement with the tax authority in 2009. A resolution was not reached at the time we filed our 2009 Form 10-K; however, we expect to settle this matter in 2010 and believe the $1.1 million that we recorded still represents our best estimate to settle the dispute. We will continue to evaluate this matter through the appeal process and update our accrual as necessary.

[F] The tax positions taken that created the deferred tax assets associated with the unrecognized tax benefits at December 31, 2008 were established in our 2008 federal tax return, which was filed in September 2009. The tax positions taken that created the deferred tax asset associated with the unrecognized tax benefit at December 31, 2009 will be taken in the 2009 federal tax return, which will be filed in September 2010.

If you have any questions or if you require additional information, please contact me at (813) 206-1770. Facsimile transmissions may be sent to me at (813) 283-9375.

Sincerely,

/s/ Thomas L. Tran
Thomas L. Tran
Senior Vice President and Chief Financial Officer

Cc:	Ibolya Ignat, Staff Accountant
Mark Brunhofer, Senior Staff Accountant Rose Zukin, Senior Attorney Mark W. Watson, Deloitte & Touche, LLP